Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 30, 2005

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On November 30, 2005, China Life Insurance Company Limited issued an announcement, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated November 29, 2005

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Miao Fuchun
(Signature)

November 30, 2005	Name:	Miao Fuchun
	Title:	Director and Vice President

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”) (Stock code: 02628) ANNOUNCEMENT

The Board is pleased to announce that China Insurance Regulatory Commission has approved the application for the set up of a professional pension insurance company involving, among other parties, CLIC and the Company. Details regarding the set up are subject to further negotiation and agreement between the parties concerned.

The Board is pleased to announce that China Insurance Regulatory Commission has approved the application for the set up of a professional pension insurance company involving, among other parties, CLIC and the Company.

As at the date of this announcement, CLIC beneficially owns approximately 72.2% of the issued share capital of the Company. As such, CLIC is a connected person of the Company.

Details regarding the set up of the pension insurance company (including but not limited to shareholding ratio and capital contribution, etc.) are subject to further negotiation and agreement between the parties concerned. As at the date hereof, no definitive terms in relation thereto have been agreed by the parties nor have the parties entered into any agreement. In such regard, the Board will comply with the applicable Listing Rules requirements, as and when required.

Shareholders and potential investors of the Company should note that the set up of the pension insurance company are subject to further negotiation and agreement between the parties and final approval of China Insurance Regulatory Commission. Caution should be exercised when dealing in the securities of the Company.

DEFINITIONS

“Board”	The board of Directors;

“CLIC”

(China Life Insurance (Group) Company), known

as (China Life Insurance Company) prior to the Restructuring, a state-owned enterprise established under the laws of the PRC on August 22, 1996 and, as the context may require, its subsidiaries (other than the Company);

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC, the H shares of which are listed on the Stock Exchange;

“connected person”	as defined in the Listing Rules;

Commission File Number 001-31914

“Directors”	the directors of the Company;

“Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Prospectus”	the prospectus of the Company dated 8 December 2003;

“PRC”	the People’s Republic of China;

“Restructuring”	the restructuring of the businesses and operations transferred to the Company, as described in the section headed “The Restructuring” of the Prospectus; and

“Stock Exchange”	The Stock Exchange of Hong Kong Limited.

By Order of the Board of Directors China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

As at the date of this announcement, the Board comprises of:

Executive directors:	Yang Chao, Miao Fuchun
Non-executive directors:	Wu Yan, Shi Guoqing
Independent non-executive directors:	Long Yongtu, Chau Tak Hay, Sun Shuyi, Cai Rang

Hong Kong, 29 November 2005